dMY Technology Group, Inc. III

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

August 10, 2021

BY EDGAR

Mr. Matthew Derby

Ms. Jan Woo

Mr. Ryan Rohn

Mr. Craig Wilson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. III
Registration Statement on Form S-4, as amended
File No. 333-254840

Dear Mr. Derby, Ms. Woo, Mr. Rohn and Mr. Wilson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, dMY Technology Group, Inc. III (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254840) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on August 12, 2021, or as soon as practicable thereafter. The Company hereby authorizes Adam J. Brenneman of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Brenneman at +1 (212) 225-2704 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Niccolo de Masi
Niccolo de Masi
Chief Executive Officer and Director

cc:	Harry L. You
dMY	Technology Group, Inc. III

Kyle E. Harris
James E. Langston
Adam J. Brenneman
Cleary	Gottlieb Steen & Hamilton LLP

Peter Chapman
Salle E. Yoo
Thomas Kramer
IonQ,	Inc.

John T. McKenna
Jaime L. Chase
David I. Silverman
Cooley	LLP